Exhibit 99.2

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	Date Appendix 3C was given to ASX	21 May 2015 (Associated Appendix 3D dated 11 June 2015)

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,120,370	151,621

4	Total consideration paid or payable for the shares/units	$20,077,945	$2,761,306

Appendix 3E

Daily share buy-back notice

Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: $18.49	Highest price paid: $18.43
		Lowest price paid: $17.30	Lowest price paid: $18.09
Highest price allowed under rule 7.33: $18.8212

How many shares/units may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back	21,012,042

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.
2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 15 July 2015
(Company secretary)

Print name:	Natasha Mercer

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